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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                               AVEMCO Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    053555108
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  053555108                        13G               Page 1 of 1 Pages
          ----------                                               -    --

1    NAME OF REPORTING PERSON            Century Capital Management, Inc.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             04-3152630

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) _X__
                                                           (b) _____

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION                 Massachusetts

NUMBER OF         5        SOLE VOTING POWER                  100,000
SHARES
BENEFICIALLY      6        SHARED VOTING POWER                      0
OWNED BY
EACH              7        SOLE DISPOSITIVE POWER             100,000
REPORTING
PERSON            8        SHARED DISPOSITIVE POWER                 0
WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH  REPORTING PERSON                                   100,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9            1.21%

12   TYPE OF REPORTING PERSON*                                    IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                  Under the Securities and Exchange Act of 1934

Item 1(a)    Name of Issuer:  AVEMCO Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices:

             Frederick Municipal Airport
             411 Aviation Way
             Frederick, MD  21701

Item 2(a)    Name of Person Filing:  Century Capital Management, Inc.

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             One Liberty Square
             Boston, Massachusetts 02109

Item 2(c)    Citizenship:  Massachusetts corporation

Item 2(d)    Title of Class of Securities:  Common

Item 2(3)    CUSIP Number:  053555108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (e) [X]  Investment Adviser registered under section 203 of
                 Investment Advisers Act of 1940

Item 4.      Ownership:

             See responses to items 5,6,7,8,9, and 11 of Cover Page.

Item 5.      Ownership of Five Percent or less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable
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Item 7.      Identification and Classification of the Subsidiary Which Acquired
             the Security Being Reported on By the Parent Holding Company:

             Not Applicable

Item 8.      Identification and Classification of Members of the Group:

             This filing is made by Century Capital Management, Inc., which together with Massachusetts Fiduciary Advisors, Inc. ("MFA"), constitutes a group owning less than five percent of a class of issuer's securities. MFA is filing a Schedule 13G of even date herewith with respect to such securities.

Item 9.      Notice of Dissolution of Group:  Not Applicable

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


/s/  Richard F. Cook, Jr.
-------------------------------
Richard F. Cook, Jr.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 1997
Date


Century Capital Management, Inc.


By   /s/ Richard F. Cook, Jr.
     -------------------------------
     Richard F. Cook, Jr.
     Vice President